Exhibit 99.1

KANZHUN LIMITED Announces First Quarter 2025 Financial Results

BEIJING, May 22, 2025 – KANZHUN LIMITED (“BOSS Zhipin” or the “Company”) (Nasdaq: BZ; HKEX: 2076), a leading online recruitment platform in China, today announced its unaudited financial results for the quarter ended March 31, 2025.

First Quarter 2025 Highlights

•	Total paid enterprise customers[1] in the twelve months ended March 31, 2025 were 6.4 million, an increase of 12.3% from 5.7 million in the twelve months ended March 31, 2024.

•	Average monthly active users[2] for the first quarter of 2025 were 57.6 million, an increase of 23.6% from 46.6 million for the same quarter of 2024.

•	Revenues for the first quarter of 2025 were RMB1,923.3 million (US$265.0 million), an increase of 12.9% from RMB1,703.8 million for the same quarter of 2024.

•	Income from operations for the first quarter of 2025 was RMB439.8 million (US$60.6 million), an increase of 324.5% from RMB103.6 million for the same quarter of 2024. Adjusted income from operations[3] for the first quarter of 2025 was RMB691.5 million (US$95.3 million), an increase of 76.1% from RMB392.6 million for the same quarter of 2024.

•	Net income for the first quarter of 2025 was RMB512.1 million (US$70.6 million), an increase of 111.9% from RMB241.7 million for the same quarter of 2024. Adjusted net income[3] for the first quarter of 2025 was RMB763.9 million (US$105.3 million), an increase of 43.9% from RMB530.7 million for the same quarter of 2024.

Mr. Jonathan Peng Zhao, Founder, Chairman and Chief Executive Officer of the Company, remarked, “We are pleased to achieve a solid start in the first quarter, marked by steady revenue growth, profits that beat our expectations, and a record-high active user scale. These achievements validate the effectiveness of operational strategy we set at the beginning of this year, which centers on ‘focusing on core businesses, advancing technological innovation, and driving high-quality growth’. At the same time, we’ve continued to deepen our application of AI technologies, launching several AI-powered products and services. These initiatives have yielded positive results in user engagement, improving efficiency for job-seeking and recruitment, and enhancing matching accuracy, while the penetration rate of AI-enhanced services among our user base is also accelerating rapidly.”

Mr. Phil Yu Zhang, Chief Financial Officer, elaborated, “We are delighted to report a 36.0% adjusted operating margin for the first quarter, representing a 13 percentage points year-on-year improvement. This performance was primarily driven by our efficient operational leverage and strong cost control capabilities. Notably, following the Chinese New Year, our monthly active users peaked at nearly 65 million; for the first quarter, our average monthly active users grew by 23.6% year-on-year, highlighting the strength of our brand appeal, strong user stickiness, and continuously improving user acquisition efficiency. We remain committed to our core strategy of driving revenue growth through user penetration, the number of paid enterprise customers reaching 6.4 million in the twelve months ended March 31, 2025, up 12.3% year-on-year.”

1	Paid enterprise customers are defined as enterprise users and company accounts from which the Company recognizes revenues for online recruitment services.
2	Monthly active users refer to the number of verified user accounts, including both job seekers and enterprise users, that logged on to the Company’s mobile application in a given month at least once.
3	It is a non-GAAP financial measure, excluding the impact of share-based compensation expenses. For more information about the non-GAAP financial measures, please see the section of “Non-GAAP Financial Measures.”

First Quarter 2025 Financial Results

Revenues

Revenues were RMB1,923.3 million (US$265.0 million) for the first quarter of 2025, representing an increase of 12.9% from RMB1,703.8 million for the same quarter of 2024.

•	Revenues from online recruitment services to enterprise customers were RMB1,901.4 million (US$262.0 million) for the first quarter of 2025, representing an increase of 12.9% from RMB1,684.1 million for the same quarter of 2024. This increase was mainly driven by the paid enterprise customer growth.

•	Revenues from other services, which mainly comprise paid value-added services offered to job seekers, were RMB21.9 million (US$3.0 million) for the first quarter of 2025, representing an increase of 11.2% from RMB19.7 million for the same quarter of 2024, mainly benefiting from expanded user base.

Operating cost and expenses

Total operating cost and expenses were RMB1,491.1 million (US$205.5 million) for the first quarter of 2025, representing a decrease of 7.5% from RMB1,612.8 million for the same quarter of 2024. Total share-based compensation expenses were RMB251.8 million (US$34.7 million) for the first quarter of 2025, representing a decrease of 12.9% from RMB289.0 million for the same quarter of 2024.

•	Cost of revenues was RMB310.8 million (US$42.8 million) for the first quarter of 2025, representing an increase of 5.2% from RMB295.4 million for the same quarter of 2024, primarily due to an increase in payment processing cost.

•	Sales and marketing expenses were RMB491.2 million (US$67.7 million) for the first quarter of 2025, representing a decrease of 15.2% from RMB579.3 million for the same quarter of 2024, primarily due to decreases in advertising and marketing expenses and employee-related expenses.

•	Research and development expenses were RMB423.6 million (US$58.4 million) for the first quarter of 2025, representing a decrease of 9.4% from RMB467.6 million for the same quarter of 2024, primarily due to decreases in employee-related expenses and investments in technology.

•	General and administrative expenses were RMB265.5 million (US$36.6 million) for the first quarter of 2025, remaining relatively stable compared with RMB270.5 million for the same quarter of 2024.

Income from operations and adjusted income from operations

Income from operations was RMB439.8 million (US$60.6 million) for the first quarter of 2025, representing an increase of 324.5% from RMB103.6 million for the same quarter of 2024.

Adjusted income from operations was RMB691.5 million (US$95.3 million) for the first quarter of 2025, representing an increase of 76.1% from RMB392.6 million for the same quarter of 2024.

Net income and adjusted net income

Net income was RMB512.1 million (US$70.6 million) for the first quarter of 2025, representing an increase of 111.9% from RMB241.7 million for the same quarter of 2024.

Adjusted net income was RMB763.9 million (US$105.3 million) for the first quarter of 2025, representing an increase of 43.9% from RMB530.7 million for the same quarter of 2024.

Net income per American depositary share (“ADS”) and adjusted net income per ADS

Basic and diluted net income per ADS attributable to ordinary shareholders for the first quarter of 2025 were RMB1.19 (US$0.16) and RMB1.16 (US$0.16), respectively, compared to basic and diluted net income per ADS of RMB0.56 and RMB0.54 for the same quarter of 2024.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders3 for the first quarter of 2025 were RMB1.77 (US$0.24) and RMB1.72 (US$0.24), respectively, compared to adjusted basic and diluted net income per ADS of RMB1.21 and RMB1.18 for the same quarter of 2024.

Net cash provided by operating activities

Net cash provided by operating activities was RMB1,003.1 million (US$138.2 million) for the first quarter of 2025, representing an increase of 10.8% from RMB905.5 million for the same quarter of 2024.

Cash position

Balance of cash and cash equivalents, short-term time deposits and short-term investments was RMB14,785.2 million (US$2,037.5 million) as of March 31, 2025.

Share Repurchase Program

In August 2024, the Company’s board of directors authorized a share repurchase program effective from August 29, 2024 for a 12-month period, under which the Company may repurchase up to US$150 million of its shares (including in the form of ADSs).

Outlook

For the second quarter of 2025, the Company currently expects its total revenues to be between RMB2.05 billion and RMB2.08 billion, representing a year-on-year increase of 6.9% to 8.5%. This forecast reflects the Company’s current views on the market and operational conditions in China, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Conference Call Information

The Company will host a conference call at 8:00 AM U.S. Eastern Time on Thursday, May 22, 2025 (8:00 PM Beijing Time on Thursday, May 22, 2025) to discuss the financial results.

Participants are required to pre-register for the conference call at:
https://register-conf.media-server.com/register/BIeadb7cf2cfe04e00b061e4ce881794a3

Upon registration, participants will receive an email containing participant dial-in numbers and a unique personal PIN. This information will allow you to gain immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.zhipin.com.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the exchange rate of RMB7.2567 to US$1.00 on March 31, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as adjusted income from operations, adjusted net income, adjusted net income attributable to ordinary shareholders, adjusted basic and diluted net income per ordinary share attributable to ordinary shareholders and adjusted basic and diluted net income per ADS attributable to ordinary shareholders as supplemental measures to review and assess operating performance. The Company defines these non-GAAP financial measures by excluding the impact of share-based compensation expenses, which are non-cash expenses, from the related GAAP financial measures. The Company believes that these non-GAAP financial measures help identify underlying trends in the business and facilitate investors’ assessment of the Company’s operating performance.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP information used by other companies. The non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for most directly comparable GAAP financial measures. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures has been provided in the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the outlook and quotations from management in this press release contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited, in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About KANZHUN LIMITED

KANZHUN LIMITED operates the leading online recruitment platform BOSS Zhipin in China. The Company connects job seekers and enterprise users in an efficient and seamless manner through its highly interactive mobile app, a transformative product that promotes two-way communication, focuses on intelligent recommendations, and creates new scenarios in the online recruiting process. Benefiting from its large and diverse user base, BOSS Zhipin has developed powerful network effects to deliver higher recruitment efficiency and drive rapid expansion.

For investor and media inquiries, please contact:

KANZHUN LIMITED

Investor Relations

Email: ir@kanzhun.com

PIACENTE FINANCIAL COMMUNICATIONS

Email: kanzhun@tpg-ir.com

KANZHUN LIMITED

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except share and per share data)

	For the three months ended March 31,
	2024	2025
	RMB	RMB	US$
Revenues
Online recruitment services to enterprise customers	1,684,087	1,901,382	262,017
Others	19,666	21,895	3,017
Total revenues	1,703,753	1,923,277	265,034
Operating cost and expenses
Cost of revenues(1)	(295,439)	(310,808)	(42,830)
Sales and marketing expenses(1)	(579,270)	(491,227)	(67,693)
Research and development expenses(1)	(467,569)	(423,568)	(58,369)
General and administrative expenses(1)	(270,472)	(265,511)	(36,588)
Total operating cost and expenses	(1,612,750)	(1,491,114)	(205,480)
Other operating income, net	12,590	7,622	1,050
Income from operations	103,593	439,785	60,604
Interest and investment income, net	156,056	149,489	20,600
Foreign exchange gain/(loss)	30	(569)	(78)
Other expenses, net	(259)	(617)	(85)
Income before income tax expenses	259,420	588,088	81,041
Income tax expenses	(17,696)	(75,994)	(10,472)
Net income	241,724	512,094	70,569
Net loss attributable to non-controlling interests	3,227	6,040	832
Net income attributable to ordinary shareholders of KANZHUN LIMITED	244,951	518,134	71,401
Weighted average number of ordinary shares used in computing net income per share
—Basic	880,732,849	870,991,355	870,991,355
—Diluted	907,305,397	895,586,531	895,586,531
Net income per ordinary share attributable to ordinary shareholders
—Basic	0.28	0.59	0.08
—Diluted	0.27	0.58	0.08
Net income per ADS(2) attributable to ordinary shareholders
—Basic	0.56	1.19	0.16
—Diluted	0.54	1.16	0.16

(1)	Include share-based compensation expenses as follows:

	For the three months ended March 31,
	2024	2025
	RMB	RMB	US$
Cost of revenues	10,917	9,611	1,324
Sales and marketing expenses	70,472	74,237	10,230
Research and development expenses	102,693	88,533	12,200
General and administrative expenses	104,895	79,382	10,939
Total	288,977	251,763	34,693

(2)	Each ADS represents two Class A ordinary shares.

KANZHUN LIMITED

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2024	March 31, 2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	2,553,090	2,790,420	384,530
Short-term time deposits	5,488,631	4,685,332	645,656
Short-term investments	6,639,389	7,309,414	1,007,264
Accounts and notes receivable, net	40,713	38,792	5,346
Inventories	3,042	2,862	394
Amounts due from related parties	7,258	9,206	1,269
Prepayments and other current assets	368,260	844,978	116,441
Total current assets	15,100,383	15,681,004	2,160,900
Non-current assets
Long-term time deposits	-	773,919	106,649
Long-term investments	1,914,530	1,832,622	252,542
Property, equipment and software, net	1,733,786	1,609,795	221,836
Right-of-use assets, net	302,856	240,500	33,142
Intangible assets, net	252,589	243,501	33,555
Goodwill	6,528	6,528	900
Total non-current assets	4,210,289	4,706,865	648,624
Total assets	19,310,672	20,387,869	2,809,524
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	110,668	92,631	12,765
Deferred revenue	3,084,839	3,341,494	460,470
Other payables and accrued liabilities	815,767	821,567	113,215
Operating lease liabilities, current	180,782	150,849	20,788
Total current liabilities	4,192,056	4,406,541	607,238
Non-current liabilities
Operating lease liabilities, non-current	121,345	90,259	12,438
Deferred tax liabilities	34,451	33,879	4,669
Total non-current liabilities	155,796	124,138	17,107
Total liabilities	4,347,852	4,530,679	624,345
Total shareholders’ equity	14,962,820	15,857,190	2,185,179
Total liabilities and shareholders’ equity	19,310,672	20,387,869	2,809,524

KANZHUN LIMITED

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in thousands)

	For the three months ended March 31,
	2024	2025
	RMB	RMB	US$
Net cash provided by operating activities	905,541	1,003,109	138,232
Net cash used in investing activities	(523,462)	(678,826)	(93,545)
Net cash used in financing activities	(104,578)	(85,994)	(11,850)
Effect of exchange rate changes on cash and cash equivalents	(3,294)	(959)	(132)
Net increase in cash and cash equivalents	274,207	237,330	32,705
Cash and cash equivalents at beginning of the period	2,472,959	2,553,090	351,825
Cash and cash equivalents at end of the period	2,747,166	2,790,420	384,530

KANZHUN LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except share and per share data)

	For the three months ended March 31,
	2024	2025
	RMB	RMB	US$
Income from operations	103,593	439,785	60,604
Add: Share-based compensation expenses	288,977	251,763	34,693
Adjusted income from operations	392,570	691,548	95,297

Net income	241,724	512,094	70,569
Add: Share-based compensation expenses	288,977	251,763	34,693
Adjusted net income	530,701	763,857	105,262

Net income attributable to ordinary shareholders of KANZHUN LIMITED	244,951	518,134	71,401
Add: Share-based compensation expenses	288,977	251,763	34,693
Adjusted net income attributable to ordinary shareholders of KANZHUN LIMITED	533,928	769,897	106,094
Weighted average number of ordinary shares used in computing adjusted net income per share (Non-GAAP)
—Basic	880,732,849	870,991,355	870,991,355
—Diluted	907,305,397	895,586,531	895,586,531
Adjusted net income per ordinary share attributable to ordinary shareholders
—Basic	0.61	0.88	0.12
—Diluted	0.59	0.86	0.12
Adjusted net income per ADS attributable to ordinary shareholders
—Basic	1.21	1.77	0.24
—Diluted	1.18	1.72	0.24